EXHIBIT 12.1
THE WARNACO GROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	2009	2008	2007	2006	2005

Interest expense, net	$23.9	$29.5	$37.7	$38.5	$22.4
Capitalized interest	—	—	—	—	1.1
Interest on operating leases	46.8	39.2	34.4	27.1	17.1

Total fixed charges	$70.7	$68.7	$72.1	$65.6	$40.6

Pre-tax income from continuing operations	$169.0	$113.1	$116.8	$86.6	$68.5
Fixed charges	70.7	68.7	72.1	65.6	40.6
Less: minority interest in pre-tax income	(2.5)	(1.3)
Less: Capitalized interest	—	—	—	—	(1.1)

Total adjusted earnings	$237.2	$180.5	$188.9	$152.2	$108.0

Fixed charge coverage	3.36	2.63	2.62	2.32	2.66